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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No.     1

HOLLIS-EDEN PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

435902 10 1

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)
SCHEDULE 13G

CUSIP NO. 435902 10 1	Page 2 of 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). R.E. & M. Petersen Living Trust Dated 1/17/83

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ — Joint Report

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	5.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 1,386,508

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 1,386,508

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,386,508

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP NO. 435902 10 1	Page 3 of 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert E. Petersen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ — Joint Report

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	5.	SOLE VOTING POWER 16,500

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 1,386,508

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 16,500

	8.	SHARED DISPOSITIVE POWER 1,386,508

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,008

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP NO. 435902 10 1	Page 4 of 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Margaret M. Petersen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ — Joint Report

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	5.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 1,386,508

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 1,386,508

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,386,508

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) IN

(a)	Name of Issuer: Hollis-Eden Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4435 Eastgate Mall, Suite 400, San Diego, CA 92121

Item 2.

(a) Name of Person Filing:	R. E. & M. Petersen Living Trust dated 1/17/83
Robert E. Petersen
Margaret M. Petersen

(b)	Address of Principal Business Office or, if none, Residence:
6420 Wilshire Boulevard, 20th Floor
Los Angeles, CA 90048

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, par value $.01

(e)	CUSIP Number: 435902 10 1

Item 3.    If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not applicable.

Item 4.    Ownership

(a)	Amount Beneficially Owned as of December 31, 2002:

The aggregate number and percentage of securities to which this Schedule 13G relates is 1,403,008 shares, representing 10.8% of the 12,972,443 shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2002. The Filing Persons beneficially own those securities set forth below:

R. E. & M. Petersen Living Trust dated 1/17/83	1,386,508 shares
Robert E. Petersen	1,403,008 shares
Margaret M. Petersen	1,386,508 shares

(b)	Percent of Class:

R. E. & M. Petersen Living Trust dated 1/17/83	10.8%
Robert E. Petersen	10.8%
Margaret M. Petersen	10.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

R. E. & M. Petersen Living Trust dated 1/17/83	0 shares
Robert E. Petersen	16,500 shares
Margaret M. Petersen	0 shares

(ii)	Shared power to vote or to direct the vote:

R. E. & M. Petersen Living Trust dated 1/17/83	1,386,508 shares
Robert E. Petersen	1,386,508 shares
Margaret M. Petersen	1,386,508 shares

(iii)	Sole power to dispose or to direct the disposition of:

R. E. & M. Petersen Living Trust dated 1/17/83	0 shares
Robert E. Petersen	16,500 shares
Margaret M. Petersen	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

R. E. & M. Petersen Living Trust dated 1/17/83	1,386,508 shares
Robert E. Petersen	1,386,508 shares
Margaret M. Petersen	1,386,508 shares

Item 5.
Ownership of Five Percent or Less of a Class:    If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of a Group: Not Applicable

Item 10.    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 13, 2003	R.E. & M. PETERSEN LIVING TRUST DATED 1/17/83

	By:	/s/ Robert E. Petersen
Robert E. Petersen, Trustee

	By:	/s/ Margaret M. Petersen
Margaret M. Petersen, Trustee

/s/ Robert E. Petersen
ROBERT E. PETERSEN

/s/ Margaret M. Petersen
MARGARET M. PETERSEN

EXHIBIT I

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-1(k)(1), R.E.& M. PETERSEN LIVING TRUST DATED 1/17/83 affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on its behalf.

R.E. & M. PETERSEN LIVING TRUST DATED 1/17/83

By:	/s/ Robert E. Petersen
Robert E. Petersen, Trustee

By:	/s/ Margaret M. Petersen
Margaret M. Petersen, Trustee

EXHIBIT II

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-1(k)(1), ROBERT E. PETERSEN affirms that he is individually eligible to use Schedule 13G and agrees that this Schedule is filed on his behalf.

/s/ Robert E. Petersen
ROBERT E. PETERSEN

EXHIBIT III

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-1(k)(1), MARGARET M. PETERSEN affirms that she is individually eligible to use Schedule 13G and agrees that this Schedule is filed on her behalf.

/s/ Margaret M. Petersen
MARGARET M. PETERSEN